UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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25002840

# NUAL REPORTS
# ORM X-17A-5
# PART III

SEC FILE NUMBER

SEC Mail Processing
MAR 04 2025
Washington, DC

FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Artemis Securities Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 W Wacker Drive, Suite 1575
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Darrell Butler | 312-559-1904 | dmb@artemis-ib.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

| 333 W Wacker Dr. 6th Flr | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 3968 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**ARTEMIS SECURITIES CLEARING, LLC**

## TABLE OF CONTENTS

**OATH OR AFFIRMATION**

I, Darrell Butler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Artemis Securities Clearings, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ERIN MCWILLIAMS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 4/07/2026

Signature: [signature]

Title: President

Erin McWilliams
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# ARTEMIS SECURITIES CLEARING, LLC

## NOTES TO THE FINANCIAL STATEMENT

### NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business.*** Artemis Securities Clearing, LLC (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a Capital Asset Broker.

The Company entered an agreement with a related-party under common ownership, effective January 1, 2024, whereby the related-party will provide certain administrative and support services to the Company. The agreement provides that services to be included would be as follows: personnel, occupancy, technology services as well as other general and administrative costs. For more information, refer to Note 4.

***Significant Accounting Policies.*** The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. A summary of the Company's significant accounting policies are as follows.

***Management Estimates and Assumptions.*** The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

***Cash and Cash Equivalents.*** All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash and cash equivalent balances that exceed Federal Deposit Insurance Corporation limits.

***Fees Receivable and Allowances for Credit Losses.*** There were no fees receivable as of December 31, 2024. Fees receivable consist of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized. No allowance was deemed necessary by management as of December 31, 2024.

***Revenue Recognition.*** Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

*Significant Judgements.* Revenue from contracts with customers includes commission income and fees from investment banking advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate fees where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## ARTEMIS SECURITIES CLEARING, LLC

## NOTES TO THE FINANCIAL STATEMENT

Our principal sources of revenue are derived from investment banking advisory services. The following is a description of the principal activities, separated by reportable segments, from which the Company generates its revenue.

Success Fees. Success fees are earned in accordance with the terms of the executed agreement, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds.

Retainer Fees. Retainer Fees are earned in accordance with the terms of the executed agreement. Upon execution of the engagement agreement, there is a Retainer Fee component that includes a contractual obligation by the Company to perform some or all of the following functions ("Milestones"):

*Preparation of Marketing Materials*
*Marketing the Business*
*Negotiating a Transaction*

Each Milestone represents approximately one-third (1/3) of the time involved in the transaction and, therefore, the Company recognizes its Retainer Fee in three equal parts unless otherwise stipulated in the agreement. When each Milestone is completed, the Company has met its performance obligation, and therefore has earned that portion of the Retainer Fee.

Valuation Fees. Valuation fees are earned in conjunction with the issuance of either a draft, or final, report as dictated by the contract. As such, the Fee is earned upon meeting the performance obligation. Valuation Fee revenue is recognized at that time.

Reimbursable Expenses. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as Reimbursable Expenses.

***Contract Liability.*** The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue. There was a contract liability balance of $50,000 as of December 31, 2024.

***Property and Equipment.*** Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term, if shorter. The Company wrote off approximately $36,000 in fully depreciated property and equipment during the year ended December 31, 2024.

**ARTEMIS SECURITIES CLEARING, LLC**

**NOTES TO THE FINANCIAL STATEMENT**

***Income Taxes.*** The Company, with the consent of its members, elected, under the Internal Revenue Code, to be taxed as a partnership. As such, the members of the limited liability company are responsible for Federal income taxes on their allocation of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statement. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company elected to record and pay state income taxes based on the Company's taxable income that were previously the responsibility of the members. The Company may also be subject to certain other state and local taxes. The Company may make distributions to its members in 2025 in connection with the members' respective income tax liabilities incurred for 2024 as a result of the Company's partnership income tax status.

***Leases.*** The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future remaining lease payments. The discount rate used by the Company is its estimated incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company had obligations as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contained a renewal option during 2024. Because the Company was not reasonably certain to exercise this renewal option, the optional period was not included in determining the lease term, and associated payments under the renewal option were excluded from lease payments. The Company's lease did not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract included fixed payments plus variable payments. The Company's office space lease required it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

***Recently Issued Accounting Pronouncement Adopted.*** In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this standard effective January 1, 2024.

## NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $267,131, which was $262,131 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .19 to 1.

## NOTE 3 – RELATED-PARTY TRANSACTIONS

As part of the Company's agreement with the related-party (See Note 1), the Company pays monthly management fees in exchange for certain services as well as a fixed deal fee upon meeting the performance obligations of a success fee.

## NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The ongoing operations of the Company are economically dependent on its ability to enter into new contracts with other parties.

## NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

## NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.